U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 4
                   STATEMENT OF CHANGES IN BENFICIAL OWNERSHIP

1.     Name and Address of Reporting Person:
       Kirk Blosch, 2081 S Lakeline Drive, Salt Lake City, UT 84109

2.     Issuer Name and Ticker or Trading Symbol:
        ZEVEX International, ZVXI.

3. IRS or Social Security Number of Reporting Person (Voluntary):

4.     Statement for Month/Year:
        06/99

5.     If Amendment, Date of Original (Month/Year):

6. Relationship of Reporting Person to Issuer (Check all applicable):
        (X) Director     (X) Officer (give title below)     (  ) 10% Owner
        ( ) Other (specify below)

Title: Director


          TABLE I -- Non-Derivative Securities Beneficially Owned

1. Title of Security    2. Trans-   3. Trans-   4. Securities Acquired (A)   5. Amount     6. Owner-   7. Nature
                           action      action      or Disposed of (D)           of            ship        of In-
                           Date        Code                                     Securities    Form        direct
                           (M/D/Y)                                              Beneficially  Direct      Benefic-
                                                                                Owned at      (D) or      ial
                                                                                End of        Indirect    Owner-
                                                   Amount  (A) or (D)  Price    Month         (I)         ship
---------------------    ------------    ------------    --------------------------------  ------------   ------------   ----------







          TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of  2. Conver-  3.Trans-  4. Trans-  5. Number of  6. Date      7. Title and  8. Price  9. Num-    10. Own-     11. Na-
   Deriv-       sion or    action     action     Derivative    Exer-        and Am-       of        ber of      ership       ture
   ative        Exercise   Date       Code       Securities    cisable      ount of       Deriv-    Deriv-      Form         of In-
   Security     Price of   (M/D/Y)               Acquired      and Ex-      Under-        ative     ative       of De-       direct
                Deriv-                           (A) or Dis-   piration     lying         Secur-    Secur-      rivative     Benef-
                ative                            posed of (D)  Date         Securities    ity       ities       Security:    icial
                Security                                       (M/D/Y)                              Bene-       Direct (D)   Own
                                                               ---------    ----------              ficially    or Indirect  ership
                                                               Date  Epir-  Title Amount            Owned       (I)
                                                               Exer- ation  or Number               at End of
                                                               cisable Date of shares               Month
-------------  ---------  -------- --------  ----------------- ------------ ------------  ------  ----------    ----------  -------
Warrant
(Right to
Buy)           3.5000      6/1/99     S*      185,000           Immed 2/19/02  Common Stock  185,000  0



*All of the Warrant Shares were repurchased by the Company at $2.50 per Warrant Share.